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                           Strong Equity Funds, Inc.
                             100 Heritage Reserve
                           Menomonee Falls, WI 53051

                                  UNDERTAKING

     Reference is made to the Registration Statement on Form N-14 of Strong Equity Funds, Inc., a Wisconsin corporation (the "Corporation"), filed with the Securities and Exchange Commission on April 12, 2001 (File No. 333-58804) (the "Registration Statement").

     Pursuant to the requirements of Form N-14, the Corporation undertakes to file, by post-effective amendment to the Registration Statement, an opinion of counsel supporting the tax matters and consequences to shareholders discussed in the prospectus that is part of the Registration Statement within a reasonable time after receipt of such opinion.

     This undertaking should be considered as Undertaking No. 3 to Item 17 of Part C of the Registration Statement.


                                                Strong Equity Funds, Inc.

                                                By: /s/ Cathleen A. Ebacher
                                                    ---------------------------
                                                    Cathleen A. Ebacher
                                                    Vice President and
                                                    Assistant Secretary

Dated: May 8, 2001